UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

July 15, 2011	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

Havant, UK — July 15, 2011 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the second quarter of its 2011 fiscal year, ending May 31, 2011:

•                                          Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and hard disk drive capital equipment. We operate in two business segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI).

Our NSS products are primarily hard disk drive (HDD) based storage subsystems, which we provide to Original Equipment Manufacturers (OEMs) and our SI products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2010 fiscal year, sales to our top six customers, NetApp, Dell, Seagate Technology, IBM, Western Digital and EMC accounted for 91% of our revenues with sales to NetApp, Dell, Seagate and IBM accounting for 41%, 14%, 13% and 11% of our revenues respectively. Our top five customers in the six months ended May 31, 2011 were NetApp, Dell, Seagate Technology, IBM and EMC and accounted for 90% of our revenues with sales to NetApp, Dell and IBM accounting for 50%, 16% and 11% of our revenues, respectively. We had 35 customers which individually contributed more than $0.5 million to revenues in our 2010 fiscal year.

As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

Revenues from sales of products in both of our segments are impacted by underlying increases in the amount of digitally stored information. Our NSS revenues are primarily dependent on the worldwide external disk storage systems market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base. Our SI revenues are primarily derived from the sale of three main product lines: disk drive production test and qualification systems, media write systems, and automation and factory control technology. Our SI revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

In our 2009 fiscal year, our NSS and SI revenues were impacted by the effects of upheaval in the financial markets on the macro-economic environment. This impact was particularly severe for the SI business as the disk drive manufacturers scaled back their production capacity in response to lower demand, particularly for personal computers. We saw customer demand increase in the second half of 2009 as underlying market conditions improved both for enterprise and consumer storage and that trend continued into the first half of 2010, with a particularly significant increase in revenues for SI products. We believe that for SI products, 2010 revenues partly reflected the impact of a lower than expected level of capital expenditure by the disk drive manufacturers in 2009 relative to underlying demand for HDDs. We have estimated that this increased 2010 revenues by approximately $70 million. We have seen a reduction in the level of demand for our SI products in 2011 which we believe reflects short term changes in the underlying market for disk drives, such as a reduction in demand for laptop drives, as well as customer specific factors including the proposed acquisition by Western Digital of the disk drive operations of Hitachi, an emerging customer and the effect of increased competition for production test and qualification systems. For these reasons, we believe SI revenues will fall significantly in our 2011 fiscal year.

Over at least the past five years we have seen underlying growth in demand for NSS products from many of our OEM customers, which we believe relates to factors including increases in the amount of digitally stored information, increased IT spending, growth in the specific markets that our customers address and an increased market share of our customers. Commencing in 2009 we enabled our largest customer, NetApp, to source a proportion of the products we supply from an alternative supplier. This proportion is set at a maximum of 25% for our 2011 fiscal year, increasing to 50% in our 2012 fiscal year. Over the longer term our revenues with our major customers will significantly depend on our ability to develop and manufacture products which compete well with those provided by contract manufacturers and these customers’ own development efforts.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $65 million in our 2010 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

In previous fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates.  The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2009 to 2010 and therefore 2011 expenses are not expected to vary significantly as a result of changes in exchange rates.

Gross Profit

Our gross profit margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components. The margins for our NSS products tend to be lower than the margins of our SI products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

Research and Development

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2010 fiscal year our research and development expenses related to over 70 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of a product to address the High Performance Computing Market and our recently launched substrate optical inspection system.

Operating expenses

Over recent fiscal years operating expenses have changed approximately in line with changes in revenue. Although we reduced expenditure in 2009 as part of the cost reduction exercise, we continued to develop our technology base to support our customers and be able to take advantage of the market improvements that we have since been experiencing. We are committed to developing products based on advanced technologies and designs to support the opportunities for growth in both of our segments and increased our expenditure during 2010 to support our customers’ growing demand and to further expand these opportunities. As a result of the expected fall in SI revenues we are planning to reduce fixed costs where we are able to without impacting our competitive position, although this is unlikely to have a significant impact on overall operating expenses in 2011.

Share Repurchase Plan and Bank Facilities

We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008, and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. As of May 31, 2011, we had 30.4 million shares outstanding having repurchased 0.6 million shares at a cost of $5.3 million.

In April 2011 we canceled our credit facilities with our bank, HSBC. Prior to this we had multi-currency credit facilities with HSBC totaling $55 million. Our credit facilities have remained unutilized since 2005. We believe that our existing cash balances will be sufficient to fund our operations over at least the next twelve months and plan to fund any share repurchases out of cash generated from operations. Therefore we have decided that the fees associated with maintaining the facilities are an unnecessary cost at this time. HSBC continue to provide us with operational banking facilities including a foreign exchange contract facility. We believe that HSBC, or another banking institution, would favorably consider providing us with new credit facilities in the future if there was a requirement and we were able to comply with usual banking covenants. However, we cannot assure you that such financing would be available to us on acceptable terms or at all.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to SI products was granted in 2006 and ends in April 2012. The beneficial tax status relating to NSS products was granted in February 2009 and ends in 2017. The beneficial tax status for both SI and NSS products is subject to meeting certain requirements.

We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2009 we recorded a $33.9 million valuation allowance against the book value of U.K. deferred tax assets at that date. Following the significant consolidated and U.K. subsidiary profit recorded in our 2010 fiscal year and our expectations for future fiscal years, we determined that no valuation allowance should be retained against the remaining $13.9 million deferred tax asset as of November 30, 2010.

In the United Kingdom and the United States we benefit from research and development tax credits.

As of November 30, 2010, we retained a deferred tax asset of $10.1 million related to loss carryforwards and other timing differences in the United States. This includes an amount of $3.1 million related to temporary differences associated with equity compensation expense which was recorded in our 2010 fiscal year, having been previously not recognized. Of this amount, $2.6 million relates to 2009 with the remainder relating to 2010. Having determined that this amount was not material to prior periods and to net income for our 2010 fiscal year, we made the correction as a benefit to income taxes in our 2010 fiscal year.

Results from Continuing Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended May 31,		Six Months Ended May 31,
	2011	2010	2011	2010
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	87.1	81.9	86.7	81.9
Gross profit	12.9	18.1	13.3	18.1
Operating expenses:
Research and development	8.9	4.8	8.3	5.2
Selling, general and administrative	5.3	3.4	5.1	3.5
Amortization of intangible assets	0.4	0.2	0.3	0.3
Operating income (loss)	(1.6)	9.7	(0.4)	9.2
Net income (loss)	(1.3)	9.6	0.0	9.0

Segment gross profit as a percentage of segment revenues:
Networked Storage Solutions	14.9	12.8	14.5	13.9
Storage Infrastructure	(2.7)	34.6	2.4	34.6

Three Months Ended May 31, 2011 Compared to the Three Months Ended May 31, 2010

The following is a tabular presentation of our results of operations for the three months ended May 31, 2011 compared to the three months ended May 31, 2010. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended
	May 31,		Increase/(Decrease)
	2011	2010	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$301,162	$343,900	$(42,738)	(12.4)
Storage Infrastructure	37,386	111,999	(74,613)	(66.6)
Total revenues	338,548	455,899	(117,351)	(25.7)
Cost of revenues	294,901	373,405	(78,504)	(21.0)
Gross profit (loss):
Networked Storage Solutions	44,777	44,070	707	1.6
Storage Infrastructure	(1,024)	38,770	(39,794)	(102.6)
Non cash equity compensation	(106)	(346)	240	—
Total gross profit	43,647	82,494	(38,847)	(47.1)
Operating expenses:
Research and development	29,970	21,890	8,080	36.9
Selling, general and administrative	17,968	15,305	2,663	17.4
Amortization of intangible assets	1,295	979	316	—
Operating income (loss)	(5,586)	44,320	(49,906)	—
Interest income, net	42	5	37	—
Provision (benefit) for income taxes	(982)	663	(1,645)	—
Net income (loss)	$(4,562)	$43,662	$(48,224)	—

Revenues

The 25.7% decrease in our revenues in the three months ended May 31, 2011 compared to the three months ended May 31, 2010 was attributable to decreased sales of our NSS and SI products.

Revenues from sales of our NSS products decreased by $42.7 million, or 12.4%. This was largely due to decreased demand from our largest customer, Net App, who have sourced a greater proportion of the products we supply from an alternative supplier.

Revenues from sales of our SI products decreased by $74.6 million, or 66.6%. Demand for SI products has reduced due to changes in the underlying market for disk drives such as a reduction in demand for laptop drives as well as customer specific factors, including the proposed acquisition by Western Digital of the disk drive operations of Hitachi, an emerging customer and increased competition for the supply of production test and qualification systems. In addition revenue in the first half of 2010 benefited from a catch-up following under investment by customers in 2009 in response to the recession.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and in gross profit in the three months ended May 31, 2011 compared to the three months ended May 31, 2010 was primarily due to lower SI revenues. As a percentage of revenues, our gross profit was 12.9% for the three months ended May 31, 2011 compared to 18.1% for the three months ended May 31, 2010. This change was primarily attributable to the decrease in SI revenues and margins.

The gross margin for our NSS products increased to 14.9% in the three months ended May 31, 2011 from 12.8% in the three months ended May 31, 2010. This includes a benefit of approximately 0.9% from lower shipping costs due to the ending of the component supply constraints. The remaining increase resulted from a number of changes to customer and product mix. These margins reflect the benefit of a delay in the expected transition to new lower margin products.

The gross margin for SI products decreased to negative 2.7% in the three months ended May 31, 2011, from 34.6% in the three months ended May 31, 2010. This decrease resulted from three main factors. Approximately $5.0 million of inventory write-downs, related to the reduction in demand, reduced the gross margin by 13.0%. Secondly, the effect of fixed costs relative to lower volumes reduced the gross margin by approximately 11% and thirdly, the remaining shortfall related to changes in product mix. 2011 revenue includes early stage products that are still in the higher cost introductory phase.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.1 million for the three months ended May 31, 2011 and $0.3 million for the three months ended May 31, 2010. See Note 11 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $8.1 million or 36.9% increase in research and development expense in the three months ended May 31, 2011 compared to the three months ended May 31, 2010 resulted primarily from an increase in expenses related to actual and anticipated growth in the business including an increase in the number of employees of 14% and an increase in external project costs of $4.1 million. Expenditure was reduced in 2009 in response to the recession and was increased through 2010 as business conditions improved. We are anticipating reducing expenditure in the second half of 2011 in response to the lower demand for SI products.

Selling, General and Administrative

Selling, general and administrative expense increased by $2.7 million or 17.4% in the three months ended May 31, 2011 compared to the three months ended May 31, 2010. The increase primarily results from increased costs related to support the planned increase in revenues including a 21% increase in the number of employees.

Provision (benefit) for Income Taxes

The benefit for income taxes in the three months ended May 31, 2011 is based on the Company’s current estimate of the effective tax rate based on a forecast of income before taxes for the year ended November 30, 2011. The provision for income taxes in the three months ended May 31, 2010 primarily relates to estimated U.S. income.

Net Income (loss)

The most significant contributors towards the recording of net loss of $4.6 million for the three months ended May 31, 2011 compared to a net income of $43.7 million for the three months ended May 31, 2010, were the decrease in revenues in the SI and NSS segments and the $10.7 million increase in operating expenses.

Six Months Ended May 31, 2011 Compared to the Six Months Ended May 31, 2010

The following is a tabular presentation of our results of operations for the six months ended May 31, 2011 compared to the six months ended May 31, 2010. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended
	May 31,		Increase/(Decrease)
	2011	2010	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$635,348	$614,883	$20,465	3.3
Storage Infrastructure	63,699	159,982	(96,283)	(60.2)
Total revenues	699,047	774,865	(75,818)	(9.8)
Cost of revenues	605,946	634,773	(28,827)	(4.5)
Gross profit:
Networked Storage Solutions	92,124	85,383	6,741	7.9
Storage Infrastructure	1,527	55,406	(53,879)	(97.2)
Non cash equity compensation	(550)	(697)	(147)	—
Total gross profit	93,101	140,092	(46,991)	(33.5)
Operating expenses:
Research and development	58,225	40,005	18,220	45.5
Selling, general and administrative	35,416	26,877	8,539	31.8
Amortization of intangible assets	2,049	1,957	92	—
Operating income (loss)	(2,589)	71,253	(73,842)	—
Interest income, net	79	(19)	98	—
Provision (benefit) for income taxes	(2,634)	1,295	(3,929)	—
Net income	$124	$69,939	$(69,815)	—

Revenues

The 9.8% decrease in our revenues in the six months ended May 31, 2011 compared to the six months ended May 31, 2010 was attributable to decreased sales of our SI products.

Revenues from sales of our NSS products increased by $20.5 million, or 3.3%. This reflected increased demand from all our major customers offset by an approximate $35 million impact from our largest customer sourcing a greater proportion of the products we supply from an alternative supplier.

Revenues from sales of our SI products decreased by $96.3 million, or 60.2%. Demand for SI products has reduced due to changes in the underlying market for disk drives such as a reduction in demand for laptop drives as well as customer specific factors, including the proposed acquisition by Western Digital of the disk drive operations of Hitachi, an emerging customer and increased competition for the supply of production test and qualification systems. In addition revenue in the first half of 2010 benefited from a catch-up following under investment by customers in 2009 in response to the recession.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and in gross profit in the six months ended May 31, 2011 compared to the six months ended May 31, 2010 was primarily due to lower SI revenues. As a percentage of revenues, our gross profit was 13.3% for the six months ended May 31, 2011 compared to 18.1% for the six months ended May 31, 2010. This change was primarily attributable to the decrease in SI revenues and margins.

The gross margin for our NSS products increased to 14.5% in the six months ended May 31, 2011 from 13.9% in the six months ended May 31, 2010. This includes a benefit of approximately 0.9% from lower shipping costs due to the ending of the component supply constraints. The remaining movement resulted from a number of changes to customer and product mix. The gross margin reflects the benefit from a delay of the transition to new lower margin products.

The gross margin for SI products decreased to 2.4% in the six months ended May 31, 2011, from 34.6% in the six months ended May 31, 2010. This decrease resulted from three main factors. Approximately $7 million of inventory write-downs, related to the reduction in demand,  reduced the gross margin by 10.8%. Secondly, the effect of fixed costs relative to lower volumes reduced the gross margin by 12.2% and thirdly, the remaining shortfall related to changes in product mix. 2011 revenue includes early stage products that are still in the higher cost introductory phase.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.6 million for the six months ended May 31, 2011 and $0.7 million for the six months ended May 31, 2010. See Note 11 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $18.2 million or 45.5% increase in research and development expense in the six months ended May 31, 2011 compared to the six months ended May 31, 2010 resulted primarily from an increase in expenses related to actual and anticipated growth in the business including an increase in the number of employees of 13% and an increase in external project costs of $7.5 million. Expenditure was reduced in 2009 in response to the recession and was increased through 2010 as business conditions improved. We are anticipating reducing expenditure in the second half of 2011 in response to the lower demand for SI products.

Selling, General and Administrative

Selling, general and administrative expense increased by $8.5 million or 31.8% in the six months ended May 31, 2011 compared to the six months ended May 31, 2010. The increase primarily results from increased costs related to support the planned increase in revenues including a 19% increase in the number of employees.

Provision (benefit) for Income Taxes

The benefit for income taxes in the six months ended May 31, 2011 primarily relates to a $2.2 million benefit resulting from the completion of an investigation into U.K. tax returns for 2007 and 2008. The remaining balance is based on the Company’s current estimate of the effective tax rate based on a forecast of income before taxes for the year ended November 30, 2011. The provision for income taxes in the six months ended May 31, 2010 primarily relates to estimated U.S. income.

Net Income

The most significant contributors towards the recording of net income of $0.1 million for the six months ended May 31, 2011 compared to a net income of $69.9 million for the six months ended May 31, 2010, were the decrease in revenues in the SI segment and the $26.9 million increase in operating expenses.

Non-GAAP Financial Measures

The following discussion and analysis of our results of operations include certain non-GAAP financial measures as identified in the reconciliation below. The intention in providing these non-GAAP measures is to provide supplemental information regarding our operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded in the tables below: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Three Months ended		Six Months ended
	May 31,		May 31,
	2011	2010	2011	2010
Summary Reconciliation of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$(4,562)	$43,662	$124	$69,939
Amortization of intangibles	1,295	979	2,049	1,957
Equity compensation	1,763	2,120	4,413	4,277
Tax effect of non-GAAP adjustments	(426)	—	(1,013)	—
Non-GAAP net income (loss)	$(1,930)	$46,761	$5,573	$76,173

Diluted Earnings (Loss) Per Share (GAAP)	$(0.15)	$1.39	$0.00	$2.25

Diluted Earnings (Loss) Per Share (non-GAAP)	$(0.06)	$1.49	$0.18	$2.46

Weighted average common shares (in thousands), used in computing diluted net earnings (loss) per share:	30,844	31,391	31,691	31,022

On a non-GAAP basis a net loss of $1.9 million was recorded for the three months ended May 31, 2011 compared with the recording of net income of $46.8 million for the three months ended May 31, 2010 and the diluted loss per share of $0.06 compared with earnings per share of $1.49 This movement was a result of the same factors described above in the section — “Three Months Ended May 31, 2011 Compared to the Three Months Ended May 31, 2010”.

On a non-GAAP basis, net income for the six months ended May 31, 2011 decreased from $76.7 million to $5.6 million for the six months ended May 31, 2010 and diluted earnings per share decreased from $2.47 per share to $0.18 per share. The decrease was a result of the same factors described above in the section — “Six Months Ended May 31, 2011 Compared to the Six Months Ended May 31, 2010”.

Liquidity and Capital Resources

We finance our operations primarily through cash balances and cash flow from operations.

Cash flows

Net cash provided by operating activities was $65.8 million in the six months ended May 31, 2011, compared to $13.0 million in the six months ended May 31, 2010.

Cash provided by operating activities of $65.8 million for the six months ended May 31, 2011 resulted from net income after excluding net non-cash charges of $12.9 million and a decrease in working capital of $52.9 million. The decrease in working capital related to decreases in inventory and accounts receivable of $42.9 million and $32.3 million respectively partially offset by increases in accounts payable of $10.8 million. These were partially offset by the effects of a $6.7 million decrease in employee compensation and benefits payable, primarily related to the payment of an employee bonus and a $6.9 million decrease in deferred revenue, primarily related to the reduction in customer orders.

Cash provided by operating activities of $13.0 million for the six months ended May 31, 2010 resulted primarily from net income after excluding net non-cash charges amounting to $85.1 million. This was partly offset by an increase in working capital of $72.1 million. The increase in working capital related to an increase in revenues and included increases in inventory and accounts receivable of $80.3 million and $120.5 million respectively partially offset by increases in accounts payable and deferred revenue of $104.7 million and $20.7 million respectively. Deferred revenue primarily represents advance payments from customers for SI products and varies with the level of orders on hand for these products.

Net cash used in investing activities for the six months ended May 31, 2011 amounted to $22.0 million. This amount included $6.1 million related to an acquisition in the period, $3.5 million related to the purchase of patents and $1.2 million related to the purchase of a software license. The remaining balance of $11.2 million related to capital expenditure. Net cash used in investing activities for the six months ended May 31, 2010 of $8.6 million all related to capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We would expect our capital expenditure to generally change in line with our revenues.

Net cash used in our financing activities was $7.7 million in the six months ended May 31, 2011. This amount includes $5.3 million for the repurchase of shares under our share buy back program as described in the overview and $2.4 million relating to a decrease in a book overdraft. Cash provided by financing activities in the six months ended May 31, 2010 was $1.9 million, being the proceeds from the exercise of employee share options.

Liquidity

As of May 31, 2011, our principal sources of liquidity consisted of cash and cash equivalents of $126.9 million. As set out in the overview, we canceled the bank facilities during the quarter. Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements at least through the next 12 months. However, we cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on form 20-F as filed with the Securities and Exchange Commission on February 22, 2011. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Recent Accounting Pronouncements

In June 2011 the FASB issued new guidance related to the presentation of comprehensive income. An entity can elect to present items of net income and other comprehensive income on one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. The statements would need to be presented with equal prominence as the other primary financial statements. The items that constitute net income and other comprehensive income do not change. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of the guidance is not expected to have a material impact on our consolidated financial statements.

In October 2009 the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products.  This guidance is effective for annual periods beginning after June 15, 2010. The adoption of the guidance did not have a material impact on our consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2011	2010
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$126,919	$90,842
Accounts receivable, net	177,196	209,044
Inventories	153,083	195,936
Prepaid expenses	3,569	3,154
Deferred income taxes	6,724	8,204
Other current assets	9,235	3,876
Total current assets	476,726	511,056
Property, plant and equipment, net	46,715	45,687
Intangible assets, net	21,886	9,326
Deferred income taxes	19,477	14,913
Total assets	$564,804	$580,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$142,760	$155,792
Employee compensation and benefits payable	15,935	22,638
Deferred revenue	10,969	17,958
Income taxes payable	—	730
Other accrued liabilities	26,440	16,533
Total current liabilities	196,104	213,651
Long-term debt	—	—
Total liabilities	196,104	213,651

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 30,386 and 30,276 issued and outstanding	305	303
Additional paid-in capital	381,801	382,684
Accumulated other comprehensive income	2,622	496
Accumulated deficit	(16,028)	(16,152)
Total shareholders’ equity	368,700	367,331
Total liabilities and shareholders’ equity	$564,804	$580,982

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended,
	May 31,	May 31,	May 31,	May 31,
	2011	2010	2011	2010
	(US dollars in thousands, except per share amounts)

Revenues	$338,548	$455,899	$699,047	$774,865
Cost of revenues	294,901	373,405	605,946	634,773
Gross profit	43,647	82,494	93,101	140,092

Operating expenses:
Research and development	29,970	21,890	58,225	40,005
Selling, general and administrative	17,968	15,305	35,416	26,877
Amortization of intangible assets	1,295	979	2,049	1,957
Total operating expenses	49,233	38,174	95,690	68,839
Operating income (loss)	(5,586)	44,320	(2,589)	71,253
Interest income (expense), net	42	5	79	(19)
Income (loss) before income taxes	(5,544)	44,325	(2,510)	71,234
Provision (benefit) for income taxes	(982)	663	(2,634)	1,295
Net income (loss)	$(4,562)	$43,662	$124	$69,939

Net earnings(loss) per share:
Basic	$(0.15)	$1.45	$0.00	$2.33
Diluted	$(0.15)	$1.39	$0.00	$2.25

Weighted average common shares (in thousands), used in computing net earnings(loss) per share:
Basic	30,844	30,202	30,670	29,960
Diluted	30,844	31,391	31,691	31,022

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income (loss)	Total

Balances as of November 30, 2009	29,461	$295	$370,925	$(155,580)	$3,598	$219,238
Issuance of common shares	798	8	1,925			$1,933
Non-cash equity compensation			4,277			$4,277
Components of comprehensive income, net of tax:
Net income				69,939
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(6,050)
Total comprehensive income						$63,889
Balances as of May 31, 2010	30,259	$303	$377,127	$(85,641)	$(2,452)	$289,337

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income	Total
Balances as of November 30, 2010	30,276	$303	$382,684	$(16,152)	$496	$367,331

Issuance of common shares	660	7	2			$9
Repurchase of common shares	(550)	(5)	(5,298)			$(5,303)
Non-cash equity compensation			4,413			$4,413
Components of comprehensive income, net of tax:
Net income				124
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:					2,126
Total comprehensive income						$2,250
Balances as of May 31, 2011	30,386	$305	$381,801	$(16,028)	$2,622	$368,700

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31,	May 31,
	2011	2010
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$124	$69,939
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,212	8,943
Amortization of intangible assets	2,049	1,957
Non-cash equity compensation	4,413	4,277
(Gain) loss on sale of assets	(15)	69
Deferred income taxes	(3,844)	(1)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	32,299	(120,545)
Inventories	42,943	(80,334)
Prepaid expenses and other current assets	(2,888)	(374)
Accounts payable	(10,774)	104,674
Employee compensation and benefits payable	(6,703)	5,849
Deferred revenue	(6,989)	20,748
Income taxes payable	(730)	(10)
Other accrued liabilities	5,664	(2,154)
Net cash provided by operating activities	65,761	13,038

Cash flows from investing activities:
Investments in property, plant and equipment	(11,225)	(8,599)
Acquisition of intangible assets	(4,700)	—
Acquisition of businesses	(6,084)	—
Net cash used in investing activities	(22,009)	(8,599)

Cash flows from financing activities:
Proceeds from issuance of shares	2	1,933
Repurchase of shares	(5,303)	—
Decrease in book overdraft	(2,374)	—
Net cash provided by (used in) financing activities	(7,675)	1,933
Change in cash and cash equivalents	36,077	6,372
Cash and cash equivalents at beginning of period	90,842	51,935
Cash and cash equivalents at end of period	$126,919	$58,307

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.              The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of enterprise-class data storage subsystems and hard disk drive capital equipment with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We operate in two business segments: Networked Storage Solutions (“NSS”) and Storage Infrastructure (“SI”). Our NSS products are hard disk drive based data storage subsystems. Our SI products include disk drive production test and qualification systems, media write systems and automation and factory control technology.

2.              Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2010 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 22, 2011.

3.              Equity compensation plans

The following table summarizes equity compensation expense related to share-based awards:

	Three months ended		Six months ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
Equity compensation:
Cost of revenues	$106	$346	$550	$697
Research and development	664	706	1,547	1,424
Selling, general and administrative	993	1,068	2,316	2,156
Total equity compensation	1,763	2,120	4,413	4,277
Related income tax benefit	$470	$—	$908	$—

The Company’s share based awards primarily consist of Restricted Stock Units (“RSUs”). The Company also operates an Employee Share Purchase Plan (“ESPP”) for U.S. employees and a Sharesave option plan for U.K. employees. Based on an agreement with the Company’s managing underwriter for the Initial Public Offering in 2004, there are 189 shares authorized for future grants under all share plans.

Restricted Stock Units

RSUs generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. The holders of RSUs do not hold rights to dividends or dividend equivalents. Equity compensation expense relating to RSUs totaling $4,351 has been recorded in the six months ended May 31, 2011.  Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2010	2,073	$11.32	1.7
Granted	971	13.16
Vested	(659)	11.81
Cancelled/forfeited	(96)	11.70
Non-vested restricted stock units at May 31, 2011	2,289	12.11	1.8
Non-vested restricted stock units expected to vest at May 31, 2011	1,496	11.67	1.7	$14,286

Share Option Activity

The Company has four plans under which employees were granted options to purchase Xyratex Ltd shares prior to 2006. Options exercised, canceled or forfeited under all of the Company’s share option plans, excluding the Sharesave Plan, are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2010	832	$12.42	3.4
Exercised	(67)	2.30
Outstanding and exercisable at May 31, 2011	765	$13.26	3.1	$410

Employee Stock Purchase Plan and Sharesave plan

Employees contributed approximately $163 to awards granted under the ESPP and Sharesave plan. No shares were issued under the ESPP or Sharesave plan in the six months ended May 31, 2011.

4.              Net earnings per share

Basic net earnings (loss) per share for the three and six months ended May 31, 2011 and May 31, 2010 is computed by dividing net income (loss) by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Common shares
	Three months ended		Six months ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
Total weighted average common shares – basic	30,844	30,202	30,670	29,960
Dilutive effect of share options	—	186	53	153
Dilutive effect of restricted stock units	—	1,003	968	909
Total weighted average common shares – diluted	30,844	31,391	31,691	31,022

Number of options and other share based awards excluded from the calculation because the effect would be anti-dilutive	744	—	—	—

5.              Financial instruments

The Company’s principal financial instruments, other than derivatives, comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations. The Company does not hold financial instruments for trading purposes.

Forward foreign exchange contracts and options

Over 90% of the Company’s revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds and Malaysian Ringgits. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts and options to reduce the volatility of income and cash flows associated with this risk. The Company designated all of its forward foreign currency contracts as qualifying for cash flow hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated expense in the normal course of business and accordingly, they are not speculative in nature. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less at inception.

The following table summarizes the foreign currency derivative contract activity during the period:

Number of contracts

At November 30, 2010	33
Matured during the period	(18)
New contracts entered into during the period	16
At May 31, 2011	31

The fair value of derivative instruments and their location in the consolidated balance sheet as of May 31, 2011 and November 30, 2010 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	May 31, 2011	November 30, 2010

Asset derivatives	Other current assets	$3,492	$697

The effect of derivative instruments designated as cash flow hedges on the condensed consolidated statement of operations for the six months ended May 31, 2011 was as follows:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized (1)	Gain (Loss) Reclassified (2)

Foreign exchange contracts	$2,516	$312

(1) Amount recognized in AOCI (effective portion).

(2) Amount of gain (loss) reclassified from AOCI into income (effective portion) located in expense.

Unrealized gains and losses reported in AOCI will be reclassified to earnings as the forecast expenditures for which the foreign exchange contracts have been entered into arise. It is estimated that all of the unrealized amounts in respect of foreign exchange contracts are expected to be reclassified to earnings during the next eighteen months.

The following table shows derivatives existing as of May 31, 2011 and November 30, 2010:

	May 31,	November 30,
Derivatives between U.K. pound and U.S. dollar	2011	2010

Nominal value of forward exchange contracts and options	$52,888	$58,776
Fair value of contracts - asset	$2,871	$455
Average rate of contract	$1.56	$1.54
Period end rate	$1.65	$1.55

	May 31,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2011	2010

Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts - asset	$621	$242
Average rate of contract	$0.32	$0.31
Period end rate	$0.33	$0.32

Fair values

The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values. Assets and liabilities required to be carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of May 31, 2011 and at November 30, 2010 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	May 31, 2011		November 30, 2010
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$3,492	$3,492	$697	$697

The Company’s forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

6.              Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 73% of the total accounts receivable balance at May 31, 2011 and three customers represented 75% of the total accounts receivable balance at November 30, 2010. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the six months ended May 31, 2011 revenues from three customers represented 78% of total revenues and during the six months ended May 31, 2010, revenues from three customers represented 71% of total revenues. No other customer accounted for more than 10% of revenues.

7.              Acquisition and intangible assets

During the six months ended May 31, 2011, the Company completed an acquisition for a cash purchase price totaling $6,130. The Company has estimated the fair values of the acquired assets and liabilities and the allocation of the purchase price to intangible assets. These estimates will be updated in the financial statements for the year ended November 30, 2011.

Pro forma operating results have not been presented for the acquisitions because the acquisitions were not material to the Company. Goodwill of $2,805 has been recognized on the above transactions. $425 has been allocated to tangible assets and $2,900 to intangible assets as developed technology to be amortized over five years. The intangible assets are expected to be deductible for tax purposes.

During the six months ended May 31, 2011, the Company acquired software for a cash purchase price of $1,200. This amount has been allocated to intangible assets as software to be amortized over five years. The Company also extended and expanded it’s patent cross license agreement with IBM for consideration of $7,000. This amount has been allocated to intangible assets as patents to be amortized over six years. $3,500 of the purchase price remains unpaid at May 31 2011. The intangible assets are expected to be deductible for tax purposes.

Identified intangible assets

	May 31, 2011	November 30, 2010
Existing technology	$7,500	$4,600
Patents and core technology	16,700	9,700
In process research and development	2,100	2,100
Software	1,200	—
Customer relationships	3,300	3,300
	30,800	19,700
Accumulated amortization	(15,414)	(13,365)
	$15,386	$6,335

Goodwill

The changes in the carrying amount of goodwill for the six months ended May 31 2011 are as follows:

	NSS	SI	Total
Balance at November 30, 2010	$794	$2,197	$2,991
Acquisition of business	—	2,909	2,909
Additional contingent consideration	—	600	600
Balance at May 31, 2011	$794	$5,706	$6,500

8.              Inventories

	May 31,	November 30,
	2011	2010

Finished goods	$51,154	$58,279
Work in progress	20,941	44,685
Raw materials	80,988	92,972
	$153,083	$195,936

9.              Income Taxes

The benefit for income taxes for the three and six month periods ended May 31, 2011 was based on an effective tax rate of 18%. The difference between this rate and the UK statutory rate of 27% is primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

Included in the income tax benefit of $2,634 in the six months ended May 31, 2011, is an amount of $2,219 resulting from the completion of an enquiry into U.K. tax returns for 2007 and 2008.

The provision for income taxes for the three and six month periods ended May 31 2010 was based on the Company’s current estimate of effective tax rates on U.S. income of 39%, the rate being based on a forecast of income before income taxes in the year ended November 30, 2010. U.K. losses or income were excluded from the effective rate calculation due to the recording of the valuation allowance in the 2008 fiscal year. During the six months ended May 31, 2010 there were no changes to management’s estimates in connection with income tax items in the balance sheet including the balance of unrecognized tax benefits.

10.            Product warranty liability

The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware.

The following table provides the changes in the product warranty accrual for the six months ended May 31, 2011:

Amount of liability
Balance at November 30, 2010	$5,585
Accruals for warranties issued during the period	2,168
Settlements made during the period	(1,890)
Balance at May 31, 2011	$5,863

11.            Segment Information

Description of segments.  The Company organizes its business operations into two product groups—NSS and SI, each of which comprises a reportable segment.

Description of the Company’s segments:

NSS.  Provision of hard disk drive based storage subsystems to Original Equipment Manufacturers.

SI.  Provision of process inspection and test equipment to the hard disk drive industry.

Segment revenue and profit.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the equity compensation expense. The performance of each segment is generally measured based on gross profit before non-cash equity compensation.

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2011	2010	2011	2010
Revenues:
NSS	$301,162	$343,900	$635,348	$614,883
SI	$37,386	$111,999	$63,699	$159,982
Total Segments	$338,548	$455,899	$699,047	$774,865

Gross profit:
NSS	$44,777	$44,070	$92,124	$85,383
SI	$(1,024)	$38,770	$1,527	$55,406
Total Segments	$43,753	$82,840	$93,651	$140,789
Equity Compensation (note 3)	$(106)	$(346)	$(550)	$(697)
Total	$43,647	$82,494	$93,101	$140,092

Depreciation and amortization:
NSS	$2,905	$3,089	$5,637	$6,251
SI	$2,159	$1,460	$4,419	$2,829
Total Segments	$5,064	$4,549	$10,056	$9,080
Corporate	$1,104	$950	$2,190	$1,857
Total	$6,168	$5,499	$12,246	$10,937

Total segments revenues represent revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income before income taxes as reported by the Company for all periods presented also includes total operating expenses and net interest income. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: July 15, 2011	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer